ISONICS CORPORATION

5906 McIntyre Street

Golden, Colorado 80403

April 17, 2006

via EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:          Registration Statement on Form S-3

Commission File No. 333-132012 (the “Registration Statement”)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the registration statement.  We acknowledge that:

•              Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•              The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Isonics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              Isonics may not assert the Commission’s comments and the declaration of the registration statement effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form S-3 referred to above be accelerated so that it will be declared effective at 11:00 a.m., Eastern time, or as soon as practicable thereafter, on Thursday, April 20, 2006.

We ask that you advise Herrick K. Lidstone, Jr., Esq. at 303-796-2626 upon the Registration Statement becoming effective.  Please leave a voice mail message if you are unable to speak with Mr. Lidstone personally.

Respectfully submitted,

/s/ James E. Alexander

James E. Alexander, President
ISONICS CORPORATION

Cc:	Edward M. Kelly, Senior Counsel	(via fax: 202-772-9368 or 9639)
(tel: 202-551-3728)